Exhibit 99.1

3 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 28 February 2003 it purchased for cancellation 86,482 Ordinary Shares of 1/3p each at an average price of 152.38 pence per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

5 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 4 March 2003 it purchased for cancellation 120,974 Ordinary Shares of 1/3p each at an average price of 158.319p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

6 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 5 March 2003 it purchased for cancellation 100,000 Ordinary Shares of 1/3p each at an average price of 160.0995p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

7 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 6 March 2003 it purchased for cancellation 85,589 Ordinary Shares of 1/3p each at an average price of 159.476p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

10 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 7 March 2003 it purchased for cancellation 125,000 Ordinary Shares of 1/3p each at an average price of 157.67 pence per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

11 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 10 March 2003 it purchased for cancellation 3,134 Ordinary Shares of 1/3p each at an average price of 158.00 pence per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

13 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 12 March 2003 it purchased for cancellation 50,000 Ordinary Shares of 1/3p each at an average price of 148.41 pence per share

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

20 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 19 March 2003 it purchased for cancellation 5,390 Ordinary Shares of 1/3p each at an average price of 162.3p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

25 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 24 March 2003 it purchased for cancellation 116,788 Ordinary Shares of 1/3p each at an average price of 171.24p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

26 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 25 March 2003 it purchased for cancellation 121,295 Ordinary Shares of 1/3p each at an average price of 164.84p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

27 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 26 March 2003 it purchased for cancellation 61,112 Ordinary Shares of 1/3p each at an average price of 163.62p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

28 March 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 27 March 2003 it purchased for cancellation 62,031 Ordinary Shares of 1/3p each at an average price of 161.21p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com